SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Conference Call

Financial Statements 3Q 2014

This presentation may contain forward -looking statements. Such statements are not statements of historical facts but reflect the beliefs and expectations of our management and may constitute forward -looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the U,S, Securities and Exchange Act of 1934, as amended. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include but are not limited to general economic, regulatory, political and business conditions in Brazil and abroad, interest rate fluctuations, inflation and the value of the real, changes in volumes and patterns of customer electricity usage, competitive conditions, our level of debt, the likelihood that we will receive payment in connection with accounts receivable, changes in rainfall and the water levels in the reservoirs used to run our hydroelectric facilities, our financing and capital expenditure plans, existing and future governmental regulation and other risks described in our registration statement and other filings with the United States Securities and Exchange Commission. Forward -looking statements speak only as of the date they are made and we do not undertake any obligation to update them in light of new information or future developments,

9M14	9M13		3Q14	2Q14	3Q13
20,464	17,883	Net Operating Income	6,589	6,867	6,078
-6,820	-4,226	(-) Energy purchased for resale	-3,135	-2,010	-1,258
-1,117	-1,316	(-) Usage of the electric grid	-349	-401	-463
-1,040	-1,336	(-) Fuel for electricity production	-332	-390	-253
-1,799	-2,387	(-) Construction	-656	-606	-1,045
9,688	8,618	Gross Results	2,116	3,459	3,059
-5,891	-6,176	(-) Personnel, Material and Services	-2,056	-2,108	-2,382
-313	-317	(-) Remuneration and Reimbursement	-82	-98	-93
-1,169	-1,083	(-) Depreciation and amortization	-394	-394	-373
-2,353	-3,144	(-) other expenditures	-447	-907	-804
-38	-2,101		-862	-49	-593
-661	235	Shareholdings	-790	36	31
-829	401	Operating provisions	-1,253	83	1,046
-1,528	-1,466		-2,905	70	485

1,314	1,250	Interest income and financial investments	214	596	539
153	204	Monetary Adjustement	-42	46	-34
127	482	Foreign currency exchange rate variations	349	-104	-11
-2,164	-1,159	Debt charges	-1,091	-492	-337
-74	-171	Charges related to Shareholders Resources	-14	-32	-18
684	214	Other financial results	630	-12	-26
-1,489	-645		-2,859	72	-288
-361	-138	Income Tax and Social Contribution	116	-172	-225
-1,850	-783	Net Income	-2,743	-100	-918
07	04	Minority Shareholders	-05	05	-03
-1,857	-787	Consolidated Net Income	-2,738	-105	-915

EBITDA	9M14	9M13	(%)
Results of the period	-1,850	-783	-137%
+ Provision Income Tax and Social Contribution	361	138	161%
+ Financial Result	-39	-821	95%
+ Depreciation and Amortization	1,169	1,083	8%
= EBITDA	-359	-383	5%

Highlights of the Consolidated Results - 09M

Eletrobras

	R$ million	
		9M14
Eletrobras *Holding*	Compulsory Loan – Monetary Adjustment	(1,442)
	Reversion CEMAT	334
	Reversion EMAE	150
Generators and Transmission Companies	Furnas – SPE Madeira Energia	(700)
	PID - Eletronuclear	(305)
	Provisions - Loss on Financial Assets	(408)
	Onerous Contracts Reversions	1,237
	Impairment	(466)
Distribution Companies	ACR - CCEE	148
	Provision- PIEs	(97)
	Suppliers BR/Cigás (Interest and Fines)	(620)

	R$ million	
		3Q14
Eletrobras *Holding*	Compulsory Loan – Monetary Adjustment	(1,341)
	Foreign Currency Variation	349
	Furnas – SPE Madeira Energia	(790)
Generation and Transmission Companies	Electric Energy purchased for resale	(3,135)
	Provision for loss with Financial Asset	(197)
	Onerous contract Reversuion	408
	Impairment	(382)

5

Investments in Improvements and Upgrading - R$ million

Renewed Assets – Law 12,783/2013
Updated Value
792
871
1,002
1,199
The amounts invested are representing expenses and consequently, reduction on income and EBITDA of the Company.
2013
1T14
1S14
9M14

6

9M14	9M13	CONSOLIDATED	3Q14	2Q14	3Q13	3Q14x2Q14 Variation
		a)Generation
8,821	7,138	Energy Sold	3,263	3,024	2,414	7.9%
2,503	2,573	Supply	837	727	907	15.2%
3,061	1,668	CCEE	344	1,020	178	-66.3%
1,344	1,366	Maintenance and Operation Revenue	445	443	474	0.4%
148	526	Construction Revenue	89	37	288	142.7%
-01	-211	Itaipu Transfers (see item II.3.a)	-83	63	19	-232.7%

		b) Transmission
1,621	1,670	Maintenance and Operation Revenue	467	578	581	-19.2%
1,113	1,152	Construction Revenue	374	407	593	-8.1%
443	351	Transmission Return Rate Update	191	103	119	84.6%

		c) Distribution
3,610	3,304	Supply	1,306	1,289	1,097	1.3%
538	709	Construction Revenue	193	163	164	18.7%

792	723	Other Revenue	336	236	284	42.5%
23,994	20,968	Total Revenue	7,761	8,088	7,118	-4.0%

		Operating Income Deduction
-730	-612	Sectorial Charges	-235	-233	-191	1.0%
-932	-918	ICMS	-316	-329	-305	-4.1%
-1.860	-1.472	PASEP and COFINS	-619	-656	-466	-5.6%
-07	-83	Other Deductions	-2	-4	-78	-35.9%
-3.530	-3.085	Total Deductions	-1,172	-1,222	-1,040	-4.0%

20.464	17.883	Net Operating Income	6,589	6,867	6,078	-4.0%

		Onerous Contracts
	Consolidated Balance			Amounts due 2014
	2014	2013	2012	3Q14	2Q14	1Q14
Transmission
Contract061/2001	336	-	84	48	-384	-
Contract 062/2001	690	875	1,407	41	144	-
Others	129	-	-	-114	-15	-
	1,155	875	1,491	-25	-255	-
Generation
Itaparica	94	863	1,019	98	651	20
Jirau	13	712	1,608	246	211	242
Camaçari	256	267	357	06	-	-06
Termonorte II	-	-	131	-	-	-
Funil	81	96	83	15	-	-
Complex Paulo Afonso	-	-	34	-	-	-
Coaracy Nunes	89	89	21	-11	-	11
Outros	11	30	378	132	-41	-72
	543	2,057	3,665	484	823	207
Distribution
Intangible	345	295	-	-50	-	50
TOTAL	2,043	3,228	5,156	408	568	258

	Net Operating		Result of Service		Profit/Loss for the		EBITDA		EBITDA Margin
Company	Revenue				Period				(%)
	9M14	9M13	9M14	9M13	9M14	9M13	9M14	9M13	9M14	9M13
Furnas	4,508	3,196	862	(446)	(292)	(578)	373	(208)	8.3%	(6.5)%
Chesf	2,555	3,153	(468)	(734)	15	(269)	(421)	(599)	(16.5)%	(19.0)%
Eletronorte	4,529	3,484	1,298	1,629	1,232	1,251	1,681	1,990	37.1%	57.1%
Eletrosul	788	777	662	332	146	184	496	398	62.9%	51.2%
Eletronuclear	1,422	1,386	(297)	145	(442)	47	(26)	363	(1.8)%	26.2%
CGTEE	252	184	(199)	(301)	(341)	(358)	(144)	(247)	(57.4)%	(134.8)%
Total	14,054	12,180	1,858	625	318	277	1,959	1,697	13.9%	13.9%

	Net Operating		Result of Service		Profit/Loss for		EBITDA		EBITDA Margin
Company	Revenue				the Period				(%)
	9M14	9M13	9M14	9M13	9M14	9M13	9M14	9M13	9M14	9M13
Amazonas
Energia	2,413	1,902	(56)	(240)	(939)	(624)	21	(127)	0.9%	(6.7)%
Dist. Alagoas	758	652	(150)	(100)	(189)	(119)	(126)	(81)	(16.7)%	(12.4)%
Dist. Piauí	701	746	(25)	(82)	(88)	(137)	(02)	(60)	(0.2)%	(8.0)%
Dist. Rondônia	852	802	35	(30)	03	(62)	60	(07)	7.0%	(0.9)%
Dist. Roraima	142	137	(67)	21	(71)	23	(60)	27	(42.4)%	20.0%
Dist. Acre	270	254	73	16	30	(23)	84	24	31.0%	9.6%
Total	5,136	4,493	(190)	(415)	(1,254)	(942)	(23)	(224)	(0.4)%	(5.0)%

Consolidated Equity Structure

Eletrobras

Total Consolidated Assets
R$ 141.8 billion

34%
18%
20%
11%
3%
4%
10%

39%
6%
8%
8%
10%
5%
24%

Investment/Fixed Asset
Stockholders' Equity
Financial Asset - Concessions
Provision Contingencies
Others
Others
Reimbursement Right
Reimbursement Obligation
Compensations
Suppliers
Securities
RGR
Receivables Financing
Payable Financing

11

Consolidated Financing- R$ billion

Parent Company
RGR
7.7
15.9
Consolidated
13.3

Total:
R$ 36.9 billion

Consolidated Financing without RGR	=	R$ 29.2 billion
(-) Cash + Securities	=	R$ 8.5 billion
(-) Receivable Financing without RGR	=	R$ 11.2 billion
(=) Net Debt without RGR	=	R$ 9.0 billion

12

Parent Company's Financing - R$ billion

Eletrobras

RGR
7.7
Bonds
7,6
Financial Institutions
8.3

Total: R$ 23.6 billion

Financing without RGR	= R$ 15.9 billion
(-) Cash + Securities	= R$ 2.5 billion
(-) Receivable Financing without RGR	= R$ 24.0 billion
(=) Net Debt without RGR	= R$ (10.6) billion

13

Parent Company's Financing- R$ billion

Receivable
R$ 29.9
Payable
R$ 23.7
Sources
RGR
5.9
Own Resources
24.0
Average Rate
7.1%
RGR
7.7
Financial Institutions
8.3
Bonds
7.7
Average Rate
7.6%
Uses
Others
3.5
Distributors
4.4
Itaipu
11.2
Generators
10.8

17.8
5.0
11.6
10.6
0.5
0.4
Real
US Dólar
Others
Receivable
Payable

14

Parent Company's Result - R$ million

Eletrobras

09M14
896
(1)
987
464
143
(50)
(4,302)
0
(1,862)
09M13
393
(211)
959
483
499
(167)
(2,724)
(19)
(787)
Shareholdings
Financial asset/Itaipu transfer
Net Financial Revenues
Net Monetary Adjustment
Net Currency Adjustment
Shareholders Resources
Others
Tax
Net Income
Financial Result

15

Capital Structure

Eletrobras

Common shares 80.4%

13.0%
6.9%
7.0%
23.1%
51.0%
Residents 6.0%
Non Residents 17.1%

Preferred Shares 19.6%

3.3%
6.9%
7.0%
82.8%
Residents 40.7%
Non Residents 42.1%

Total Capital R$ 31.3 billion

6.9%
5.5%
11.9%
34.7%
41.0%
Residents 12.7%
Non Residents 22.0%

- Federal Government
- BNDESpar
- BNDES
- Government Funds CEF
- Minorities

16

www.eletrobras. com.br/elb/ir Investor Relations invest@eletrobras.com Phone number: (21)2514 -6331 (21)2514 -6333

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.